UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,629,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,629,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,629,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 842,386
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 842,386
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MERGER ARBITRAGE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,561
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 94,561
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,543
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,543
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 423,607
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 423,607
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS FUND III, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,451
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,451
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 842,386
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 842,386
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,472,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,472,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,472,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,484,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,484,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,114,252
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,114,252
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,114,252
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,114,252
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,114,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,114,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,114,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,114,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,114,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,114,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,114,252
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,114,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 5,114,252 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III is approximately $24,308,879, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,554,847 Shares outstanding, as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on December 12, 2008, Value and Opportunity Master Fund beneficially owned 3,629,704 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 3,629,704
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,629,704
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on December 12, 2008, Parche beneficially owned 842,386 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 842,386
2. Shared power to vote or direct vote: 0

CUSIP NO. 78463B101

3. Sole power to dispose or direct the disposition: 842,386
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on December 12, 2008, Merger Arbitrage Master Fund beneficially owned 94,561 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 94,561
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 94,561
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Merger Arbitrage Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on December 12, 2008, Leveraged Multi-Strategy Master Fund beneficially owned 99,543 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 99,543
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,543
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Leveraged Multi-Strategy Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on December 12, 2008, Multi-Strategy Master Fund beneficially owned 423,607 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 423,607
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 423,607
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)	Transactions in the Shares by Multi-Strategy Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

F.	Ramius Fund III

(a)	As of the close of business on December 12, 2008, Ramius Fund III beneficially owned 24,451 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 24,451
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 24,451
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Fund III during the past 60 days are set forth in Schedule A and are incorporated by reference.

G.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 842,386 Shares beneficially owned by Parche.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 842,386
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 842,386
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and incorporated herein by reference.

H.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 3,629,704 Shares owned by Value and Opportunity Master Fund and (ii) 842,386 Shares owned by Parche.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 4,472,090
2. Shared power to vote or direct vote: 0

CUSIP NO. 78463B101

3. Sole power to dispose or direct the disposition: 4,472,090
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

I.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Enterprise Master Fund (the sole non-managing member of Parche and owner of all economic interest therein) and Ramius Fund III, Ramius Advisors may be deemed the beneficial owner of (i) 423,607 Shares owned by Multi-Strategy Master Fund, (ii) 94,561 Shares owned by Merger Arbitrage Master Fund, (iii) 99,543 Shares owned by Leveraged Multi-Strategy Master Fund, (iv) 842,386 Shares owned by Parche, and (v) 24,451 Shares owned by Ramius Fund III.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 1,484,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,484,548
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

J.	Ramius

(a)
As the sole member of RCG Starboard Advisors, the managing member of Ramius Advisors (the investment manager of Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III), Ramius may be deemed the beneficial owner of (i) 3,629,704 shares owned by Value and Opportunity Master Fund, (ii) 842,386 Shares owned by Parche, (iii) 94,561 Shares owned by Merger Arbitrage Master Fund, (iv) 99,543 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 423,607 Shares owned by Multi-Strategy Master Fund and (vi) 24,451 Shares owned by Ramius Fund III.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,114,252
2. Shared power to vote or direct vote: 0

CUSIP NO. 78463B101

3. Sole power to dispose or direct the disposition: 5,114,252
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 3,629,704 shares owned by Value and Opportunity Master Fund, (ii) 842,386 Shares owned by Parche, (iii) 94,561 Shares owned by Merger Arbitrage Master Fund, (iv) 99,543 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 423,607 Shares owned by Multi-Strategy Master Fund and (vi) 24,451 Shares owned by Ramius Fund III.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,114,252
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,114,252
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 3,629,704 shares owned by Value and Opportunity Master Fund, (ii) 842,386 Shares owned by Parche, (iii) 94,561 Shares owned by Merger Arbitrage Master Fund, (iv) 99,543 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 423,607 Shares owned by Multi-Strategy Master Fund and (vi) 24,451 Shares owned by Ramius Fund III.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

Percentage: Approximately 9.5%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,114,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,114,252

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

This Amendment No. 9 reports the sale of an aggregate of 699,095 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

The sales disclosed in this Amendment No. 9  that were not pursuant to the Sales Plan Agreement were  conducted at a time when the Reporting Persons were not in possession of material nonpublic information about the Shares or the Issuer.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 12, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
    its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
    its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS FUND III, LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
    its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
    its managing member

RAMIUS LLC
By: C4S & Co., L.L.C.,
    as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 78463B101

Schedule A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

31,158	6.1996	10/31/2008
20,038	6.2622	11/03/2008
23,297	6.1034	11/04/2008
2,975	6.0045	11/05/2008
26,908	6.0310	11/07/2008
28,111	6.3111	11/10/2008
21,951	6.2648	11/11/2008
22,590	6.1918	11/12/2008
35,405	6.2643	11/13/2008
16,216	6.2455	11/14/2008
25,562	6.3166	11/17/2008
40,999	6.1338	11/18/2008
25,490	6.0427	11/19/2008
37,530	6.0701	11/20/2008
12,815	6.0002	11/21/2008
35,405	6.2473	11/24/2008
15,363	6.1399	11/25/2008
21,243	6.7900	11/26/2008
25,874	7.5637	11/26/2008
11,213	7.6368	12/09/2008
11,006	7.6304	12/09/2008
27,616	7.3770	12/09/2008
5,330	7.4598	12/10/2008
5,091	7.4512	12/10/2008
15,187	7.4161	12/10/2008
24,359	7.3770	12/10/2008

CUSIP NO. 78463B101

55,426	7.4000	12/10/2008
35,484	7.4000	12/11/2008
994	7.2750	12/11/2008
5,819	7.2140	12/11/2008
5,474	7.2107	12/11/2008
26,977	7.1621	12/11/2008
29,953	6.7539	12/12/2008
35,484	6.7500	12/12/2008
8,019	6.7279	12/12/2008

PARCHE, LLC

6,086	6.1996	10/31/2008
1,288	6.1996	10/31/2008
3,915	6.2622	11/03/2008
828	6.2622	11/03/2008
4,551	6.1034	11/04/2008
963	6.1034	11/04/2008
579	6.0045	11/05/2008
125	6.0045	11/05/2008
5,257	6.0310	11/07/2008
1,112	6.0310	11/07/2008
5,492	6.3111	11/10/2008
1,162	6.3111	11/10/2008
4,289	6.2648	11/11/2008
907	6.2648	11/11/2008
4,412	6.1918	11/12/2008
934	6.1918	11/12/2008
6,917	6.2643	11/13/2008
1,463	6.2643	11/13/2008
3,168	6.2455	11/14/2008
670	6.2455	11/14/2008
4,994	6.3166	11/17/2008

CUSIP NO. 78463B101

1,056	6.3166	11/17/2008
8,009	6.1338	11/18/2008
1,695	6.1338	11/18/2008
4,980	6.0427	11/19/2008
1,054	6.0427	11/19/2008
7,332	6.0701	11/20/2008
1,551	6.0701	11/20/2008
2,504	6.0002	11/21/2008
530	6.0002	11/21/2008
6,917	6.2473	11/24/2008
1,463	6.2473	11/24/2008
3,001	6.1399	11/25/2008
635	6.1399	11/25/2008
4,150	6.7900	11/26/2008
5,055	6.8583	11/26/2008
878	6.7900	11/26/2008
1,069	6.8583	11/26/2008
2,149	7.6368	12/09/2008
2,109	7.6304	12/09/2008
5,395	7.5637	12/09/2008
455	7.6368	12/09/2008
446	7.6304	12/09/2008
1,141	7.5637	12/09/2008
1,022	7.4598	12/10/2008
976	7.4512	12/10/2008
2,911	7.4161	12/10/2008
4,758	7.3770	12/10/2008
10,625	7.4000	12/10/2008
206	7.4512	12/10/2008
216	7.4598	12/10/2008
616	7.4161	12/10/2008
1,007	7.3770	12/10/2008

CUSIP NO. 78463B101
2,247	7.4000	12/10/2008
6,801	7.4000	12/11/2008
190	7.2750	12/11/2008
1,116	7.2140	12/11/2008
1,050	7.2107	12/11/2008
5,271	7.1621	12/11/2008
1,439	7.4000	12/11/2008
40	7.2750	12/11/2008
235	7.2140	12/11/2008
221	7.2107	12/11/2008
1,115	7.1621	12/11/2008
5,851	6.7539	12/12/2008
1,238	6.7539	12/12/2008
6,801	6.7500	12/12/2008
1,439	6.7500	12/12/2008
1,537	6.7279	12/12/2008
326	6.7279	12/12/2008

RAMIUS MULTI-STRATEGY MASTER FUND LTD

3,577	6.1996	10/31/2008
2,301	6.2622	11/03/2008
2,675	6.1034	11/04/2008
341	6.0045	11/05/2008
3,089	6.0310	11/07/2008
3,228	6.3111	11/10/2008
2,520	6.2648	11/11/2008
2,593	6.1918	11/12/2008
4,065	6.2643	11/13/2008
1,862	6.2455	11/14/2008
2,935	6.3166	11/17/2008
4,707	6.1338	11/18/2008
2,927	6.0427	11/19/2008
4,309	6.0701	11/20/2008
1,472	6.0002	11/21/2008
4,065	6.2473	11/24/2008
1,764	6.1399	11/25/2008
2,439	6.7900	11/26/2008
2,970	6.8583	11/26/2008
1,308	7.6368	12/09/2008
1,284	7.6304	12/09/2008
3,171	7.5637	12/09/2008
594	7.4512	12/10/2008
622	7.4598	12/10/2008
1,772	7.4161	12/10/2008
2,797	7.3770	12/10/2008
6,465	7.4000	12/10/2008
4,139	7.4000	12/11/2008
116	7.2750	12/11/2008
679	7.2140	12/11/2008
639	7.2107	12/11/2008
3,098	7.1621	12/11/2008
3,439	6.7539	12/12/2008
4,139	6.7500	12/12/2008
935	6.7279	12/12/2008

CUSIP NO. 78463B101

RAMIUS FUND III, LTD

211	6.1996	10/31/2008
136	6.2622	11/03/2008
158	6.1034	11/04/2008
20	6.0045	11/05/2008
182	6.0310	11/07/2008
191	6.3111	11/10/2008
149	6.2648	11/11/2008
153	6.1918	11/12/2008
240	6.2643	11/13/2008
110	6.2455	11/14/2008
173	6.3166	11/17/2008
278	6.1338	11/18/2008
173	6.0427	11/19/2008
254	6.0701	11/20/2008
87	6.0002	11/21/2008
240	6.2473	11/24/2008
104	6.1399	11/25/2008
144	6.7900	11/26/2008
175	6.8583	11/26/2008
76	7.6368	12/09/2008
74	7.6304	12/09/2008
187	7.5637	12/09/2008
34	7.4512	12/10/2008
36	7.4598	12/10/2008
102	7.4161	12/10/2008
165	7.3770	12/10/2008
373	7.4000	12/10/2008
239	7.4000	12/11/2008
7	7.2750	12/11/2008
39	7.2140	12/11/2008
37	7.2107	12/11/2008
183	7.1621	12/11/2008
203	6.7539	12/12/2008
239	6.7500	12/12/2008
54	6.7279	12/12/2008

CUSIP NO. 78463B101

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

840	6.1996	10/31/2008
541	6.2622	11/03/2008
628	6.1034	11/04/2008
80	6.0045	11/05/2008
726	6.0310	11/07/2008
758	6.3111	11/10/2008
592	6.2648	11/11/2008
609	6.1918	11/12/2008
955	6.2643	11/13/2008
437	6.2455	11/14/2008
690	6.3166	11/17/2008
1,106	6.1338	11/18/2008
688	6.0427	11/19/2008
1,012	6.0701	11/20/2008
346	6.0002	11/21/2008
955	6.2473	11/24/2008
414	6.1399	11/25/2008
573	6.7900	11/26/2008
698	6.8583	11/26/2008
292	7.6368	12/09/2008
287	7.6304	12/09/2008
745	7.5637	12/09/2008
133	7.4512	12/10/2008
139	7.4598	12/10/2008
396	7.4161	12/10/2008
657	7.3770	12/10/2008
1,445	7.4000	12/10/2008
925	7.4000	12/11/2008
26	7.2750	12/11/2008
152	7.2140	12/11/2008
143	7.2107	12/11/2008
728	7.1621	12/11/2008
808	6.7539	12/12/2008
925	6.7500	12/12/2008
209	6.7279	12/12/2008

CUSIP NO. 78463B101

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

840	6.1996	10/31/2008
541	6.2622	11/03/2008
628	6.1034	11/04/2008
80	6.0045	11/05/2008
726	6.0310	11/07/2008
758	6.3111	11/10/2008
592	6.2648	11/11/2008
609	6.1918	11/12/2008
955	6.2643	11/13/2008
437	6.2455	11/14/2008
690	6.3166	11/17/2008
1,106	6.1338	11/18/2008
688	6.0427	11/19/2008
1,012	6.0701	11/20/2008
346	6.0002	11/21/2008
955	6.2473	11/24/2008
414	6.1399	11/25/2008
573	6.7900	11/26/2008
698	6.8583	11/26/2008
307	7.6368	12/09/2008
302	7.6304	12/09/2008
745	7.5637	12/09/2008
140	7.4512	12/10/2008
146	7.4598	12/10/2008
416	7.4161	12/10/2008
657	7.3770	12/10/2008
1,519	7.4000	12/10/2008
973	7.4000	12/11/2008
27	7.2750	12/11/2008
160	7.2140	12/11/2008
150	7.2107	12/11/2008
728	7.1621	12/11/2008
808	6.7539	12/12/2008
973	6.7500	12/12/2008
220	6.7279	12/12/2008